[redacted]

09042482

TIG 9/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2009
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~12045~~ 46432

SEC
Mail Processing
Section

AUG 28 2009

Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GBS Retirement Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Pierce Place
(No. and Street)

Itasca	IL	60143
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Marren **(630) 694-5174**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/24

OATH OR AFFIRMATION

I, **Diana F. Butts**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplementary schedules pertaining to GBS Retirement Services, Inc. are correct and true. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GBS Retirement Services, Inc.

Financial Statements and
Supplemental Information

Year Ended December 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Tel: 312 879 2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Arthur J. Gallagher & Co.

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company), a wholly owned subsidiary of Arthur J. Gallagher & Co., as of December 31, 2008, and the related statements of earnings, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Retirement Services, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 23, 2009

GBS Retirement Services, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 13,631,820
Investments, at fair value	1,486,777
Interest receivable	8,623
Fees receivables	364,760
Accounts receivable – affiliates	1,113,190
Fixed assets – at cost, less accumulated depreciation of $8,911	4,945
Income taxes receivable from Arthur J. Gallagher & Co.	1,185,477
Deferred income tax asset recoverable from Arthur J. Gallagher & Co.	465
	$ 17,796,057
Liabilities and stockholder's equity	
Accounts payable – affiliates	$ 10,911,719
Other liabilities	3,110
	10,914,829
Stockholder's equity:	
Common stock, $1 par value – authorized, issued, and outstanding – 1,000 shares (owned by Arthur J. Gallagher & Co.)	1,000
Capital in excess of par value	498,612
Retained earnings	6,381,616
	6,881,228
	$ 17,796,057

See notes to financial statements.

GBS Retirement Services, Inc.

Statement of Earnings

Year Ended December 31, 2008

Revenues	
Commissions	$ 9,535,972
Fees	2,254,050
Investment income	76,684
Change in unrealized loss on investments	(32,186)
	11,834,520
Expenses	
Professional fees	7,717,720
Salaries and employee benefits	624,677
Other operating expenses	2,838,466
Total expenses	11,180,863
Income before income taxes	653,657
Income tax expense:	
Current	172,157
Deferred	54,836
	226,993
Net earnings	$ 426,664

See notes to financial statements.

GBS Retirement Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance at January 1, 2008	$ 1,000	$ 387,762	$ 11,617,185	$ 12,005,947
Dividend to Arthur J. Gallagher & Co.	–	–	(5,662,233)	(5,662,233)
Capital contribution from Arthur J. Gallagher & Co.	–	110,850	–	110,850
Net earnings	–	–	426,664	426,664
Balance at December 31, 2008	$ 1,000	$ 498,612	$ 6,381,616	$ 6,881,228

See notes to financial statements.

GBS Retirement Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2008

Operating activities	
Net earnings	$ 426,664
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Change in unrealized loss on investments	32,186
Loss on disposal of fixed assets	39,367
Deferred income tax provision	54,836
Depreciation	17,262
Net cash flows from investments	125,942
Change in fee receivables	(364,760)
Change in amounts due to/from affiliates	4,936,875
Change in other assets and liabilities	(214,989)
Change in interest receivable	5,398
Change in income taxes receivable/payable to Arthur J. Gallagher & Co.	(664,413)
Net cash provided by operating activities	4,394,368
Investing activities	
Purchases of fixed assets	(1,944)
Net cash used in investing activities	(1,944)
Financing activities	
Dividend of excess capital to Arthur J. Gallagher & Co.	(5,361,593)
Net cash used in financing activities	(5,361,593)
Net decrease in cash and cash equivalents	(969,169)
Cash and cash equivalents at beginning of year	14,600,989
Cash and cash equivalents at end of year	$ 13,631,820

See notes to financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

GBS Retirement Services, Inc. (the Company) was incorporated in 1993 and is a wholly owned subsidiary of Arthur J. Gallagher & Co. (Gallagher). The Company is a broker, consultant, and Financial Industry Regulatory Authority (FINRA) registered broker-dealer. The Company specializes in providing retirement services to not-for-profit entities, corporations, and publicly traded entities. Approximately 43% of the Company's commission revenue was collectively received from three insurance carriers.

In 2006, the Company entered into a Marketing and Services Agreement (the Agreement) with NFP Securities, Inc. (NFP). Under the terms of the Agreement, employees of Gallagher that were registered representatives of the Company are now registered representatives of NFP. These representatives have access to products, materials, and services offered by NFP. In return, the Company pays NFP a percentage of its dealer commissions.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2008, the Company had all of its cash and cash equivalents invested at two financial institutions.

Investments

Investments consist of fixed maturity U.S. government and agency securities and mortgage-backed securities, are recorded at fair value, and are classified as trading. Changes in fair value on fixed maturities are included as revenue in the statement of earnings. Fair value is determined using independent pricing sources.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Commissions paid directly by insurance and mutual fund companies are recognized as income when the commissions are received by the Company. Fee revenues generated by the Company represent fees earned for consulting work and other retirement projects.

Professional Fees

Professional fees represent services provided by Gallagher Benefit Services, Inc. (GBS), another wholly owned subsidiary of Gallagher, for consulting and client relationship services. The cost of these services are based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to time spent performing consulting services for the Company.

Fixed Assets

Furniture and equipment with a cost of $13,855 are depreciated using the straight-line method based on estimated useful lives.

Income Taxes

The Company is included in the consolidated federal income tax return of Gallagher. The Company's income tax provision is the amount that it would have incurred on a separate Company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. All income taxes are settled through an intercompany account with Gallagher.

2. Effect of New Accounting Pronouncement

Fair Value Measurements

In 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors' requests for expanded information about the extent to which entities measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.

Under SFAS No. 157, fair value refers to the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts business. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Fair value measurements are required to be separately disclosed by level within the fair value hierarchy.

SFAS No. 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 did not have any impact on the amounts reported for financial assets and liabilities in the Company's 2008 financial statements.

In February 2008, the FASB issued Staff Position FAS 157-2, which delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS No. 157.

The Company elected to delay the adoption of SFAS No. 157 related to its nonfinancial assets and nonfinancial liabilities disclosed herein. The Company adopted SFAS No. 157 related to its financial assets on January 1, 2008.

3. Income Taxes

Significant components of the income tax expense in 2008 include the following:

Federal:	
Current	$ 154,325
Deferred	44,294
	198,619
State and local:	
Current	17,832
Deferred	10,542
	28,334
	$ 226,993

At December 31, 2008, the Company's net deferred income tax asset is attributable to differences in depreciable assets. During 2008, there was no valuation allowance or changes in the valuation allowance. The effective tax rate is less than the statutory rate of 40%, due principally to permanent differences and prior year adjustments. The Company paid income taxes of $898,517 to Gallagher in 2008.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at January 1, 2008	$ 28,730
Decreases in tax positions for prior years	(28,730)
Gross unrecognized tax benefits at December 31, 2008	$ –

There were no net unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2008. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2008, the Company had no accrued interest and penalties related to unrecognized tax benefits.

3. Income Taxes (continued)

The Company is included in the consolidated federal income tax return of Gallagher and is also included in certain combined state tax returns, which include other members of the Gallagher consolidated group. The Gallagher consolidated group has been audited by the Internal Revenue Service through calendar year 2005. Gallagher's combined state tax returns also have a number of ongoing audits.

4. Fair Value

When available, the Company generally uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is available, the Company will make use of acceptable practical expedients (such as matrix pricing) to estimate fair value, in which case the items are classified in Level 2.

All of the Company's investment in United States government agencies and United States government mortgage-backed securities, with a fair value of $1,486,777, are classified as Level 2 input.

5. Related-Party Transactions

Certain operating expenses are allocated directly by Gallagher to the Company based on employee headcount, salary, and revenue ratios. The allocated expenses are classified as salaries and employee benefits and other operating expenses on the Company's statement of earnings. Expenses allocated to the Company in 2008 were as follows:

Business insurance premiums	$ 81,636
Accounting and management services	473,744
Management and employee leasing fee	1,492,522
Other allocated expenses	54,343
	$ 2,102,245
Employee group insurance and various payroll tax-related items	$ 80,793

5. Related-Party Transactions (continued)

Employee group insurance and various payroll tax-related items include expenses related to retirement plans. Although the bases of allocation of the various expenses are considered reasonable, other allocation bases could produce different results.

During 2008, the Company received capital contributions from Gallagher totaling $110,850. This amount represents the allocation of stock option and other costs from Gallagher, which will not be reimbursed.

6. Commitments

The Company intends to continue to make periodic distributions to Gallagher while maintaining net capital in excess of its required amount.

7. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. The net capital rules may effectively restrict the payment of cash dividends. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company has net capital (as defined under Rule 15c3-1) of $4,498,583 and a net capital requirement of $727,655, producing an aggregate indebtedness to net capital ratio of 2.64 to 1.

Supplemental Information

GBS Retirement Services, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2008

Net capital	
Stockholder's equity	$ 6,881,228
Less nonallowable assets*	2,677,460
Less haircuts on securities**	69,945
Net capital	$ 4,133,823
Required net capital (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 727,655
Excess net capital	$ 3,406,168
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 10,914,829
Ratio of aggregate indebtedness to net capital	2.64 to 1
Nonallowable assets:*	
Interest receivable	$ 8,623
Fees receivable	364,760
Accounts receivable – affiliates	1,113,190
Net fixed assets	4,945
Income taxes receivable from Arthur J. Gallagher & Co.	1,185,477
Deferred income taxes	465
	$ 2,677,460
Haircuts on trading and investment securities:**	
Exempted securities	$ 65,314
Other securities	4,631
	$ 69,945

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's amended unaudited FOCUS report, Part IIA, as of December 31, 2008.

GBS Retirement Services, Inc.

Statement Regarding Rule 15c3-3

December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Tel: 312 879 2000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Arthur J. Gallagher & Co.

In planning and performing our audit of the financial statements of GBS Retirement Services, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ernst & Young

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2009

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

Financial Statements and Supplemental Information

GBS Retirement Services, Inc.
Year Ended December 31, 2008
(Confidential Pursuant to Rule 17a-5(e)(3))
With Reports of Independent Registered Public Accounting Firm

0809-0983641